FOR IMMEDIATE RELEASE

Enterra Energy Trust Updates 2005 Tax Information

Calgary, Alberta – March 27, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates its 2005 tax information for its Canadian and U.S. unitholders.

2005 Canadian Tax Information

The following is intended to provide general guidance with respect to 2005 income tax reporting requirements for Canadian individual holders of units of Enterra Energy Trust (“Enterra”).  The summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of the units of Enterra Energy Trust.  Holders or potential holders of the units should consult their own legal and tax advisors as to their particular tax consequences of holding the units of Enterra Energy Trust.

The distributions declared to Canadian unitholders in 2005 were determined to be 51.41% taxable and 48.59% deferred return of capital (“ROC”).

Canadian unitholders

Canadian unitholders holding the units of Enterra Energy Trust in a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), or deferred profit savings plan (“DPSP”) should not report any income related to distributions on their 2005 income tax return.

Unitholders holding their units outside such plans will receive a T3 supplementary information slip (“T3”), postmarked on or before March 31, 2006.  Canadian registered unitholders of Enterra should receive a T3 from our transfer agent, Olympia Trust Company.  Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Enterra or the transfer agent of Enterra.

Unitholders are to report the taxable portion of distributions received as “other income” on their 2005 income tax return.

Canadian unitholders are required to reduce the adjusted cost base (“ACB”) of their units by an amount equal to the tax-deferred portion of the distributions.  The ACB is used to calculate capital gains or losses on the disposition of the units.

2005 United States Federal Income Tax Information

The following is intended to provide general guidance with respect to 2005 United States (U.S.) federal income tax reporting requirements for certain U.S. holders of Enterra Energy Trust (“Enterra”) units.  The summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of the units of Enterra Energy Trust.  Holders or potential holders should consult their own tax or legal advisors as to their particular tax consequences of holding units of Enterra Energy Trust.

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Enterra Energy Trust News Release

March 27, 2006

Qualified dividends

Although the Trust is a partnership for U.S. federal income tax purposes, the source of the distributions made by the Trust during 2005 were the result of distributions that it received on instruments from one or more other Canadian corporations of which it owns all of the stock.  Any such distribution is a dividend for U.S. federal income tax purposes to the extent that it is out of the current or accumulated earnings and profits of such corporations.

The Trust believes that its 2005 distributions meet the criteria for qualified dividends which are subject to U.S. federal income tax in the hands of a U.S. person at a maximum rate of 15 percent if such dividend meets the holding period requirements of the U.S. Internal Revenue Code, that is, (subject to certain tolling rules that apply if certain risk reduction strategies are employed) (i) the unit is held for more than 60 days during the 121 day period which begins 60 days before the ex-dividend date of that dividend, and (ii) the payer of the dividend is not a passive foreign investment company.

Trust units held outside a qualified retirement plan

The Canadian income taxes that are withheld (currently at a 15 percent rate) from distributions to U.S. unitholders on trust units may be deducted or, subject to limitations, used as a credit for U.S. federal income tax purposes.  Such limitations include the effect of the allocation of certain interest expense to such foreign source income and the limitation that a U.S. holder may claim any such Canadian withholding tax in respect of a distribution by a corporation as a foreign tax credit only if such U.S. holder held the corporation’s stock for a period (subject to certain tolling rules that apply if certain risk reduction strategies are employed) of at least 16 days during the 30 day period beginning on the date which is 15 days before the date on which the stock went ex-dividend with respect to such dividend without being under an obligation to make related payments with respect to substantially similar or related property.

U.S. unitholders may deduct foreign income taxes in lieu of claiming them as a credit in certain circumstances.  Information regarding the amount of Canadian tax withheld in 2005 should be determined from the unitholders’ own records or through their stockbrokers or other intermediaries.  Any Canadian withholding taxes that were paid cannot be used as a credit or a deduction for U.S. federal income tax purposes if unitholders can recover such taxes from Canada as an overpayment.  Under current law, Canada permits the taxpayer to recover certain Canadian withholding taxes when he/she incurs a “Canadian property mutual fund loss” in the current year or in a prior year.  Unitholders should confer with a Canadian income tax advisor about how to make such a recovery if they have such a loss.   Where trust units are held within a qualified retirement plan, the 15% withholding tax still applies but the amount withheld is generally not creditable for U.S. tax purposes.

If a portion of any such distribution that is made by the Trust that was not out of the current or accumulated earnings and profits of its subsidiary corporations, then such portion was not taxable as a dividend for U.S. federal income tax purposes and the distribution of such amount would have reduced the unitholders’ basis because there will be no matching income inclusion.  Hence, U.S. unitholders who include as a dividend their portion of a distribution that the Trust receives that is a non taxable return of capital could have a lower basis in the trust units than the unitholders expect and may therefore recognize for U.S. federal income tax purposes more gain than they expect upon a sale of a trust unit.  Such U.S. unitholders may be able to recover any overpayment of U.S. federal income tax in the earlier year using the provisions in the Internal Revenue Code as to mitigation of limitations.

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Enterra Energy Trust News Release

March 27, 2006

U.S. unitholders, who hold their trust units of Enterra through a stockbroker or other intermediary, may receive from such intermediaries one or more Forms 1099-DIV or a substitute form developed internally for the stockbroker or intermediary.  Information on the Form 1099-DIV issued by the broker or other intermediary may report distributions from Enterra as ordinary dividends and not qualified dividends.  Unless the U.S. unitholders determine that the distributions were not qualified dividends after conferring with their tax advisors, they may report such distributions as qualified dividends if they make the appropriate disclosure as to such variance from the information return that was received.

For 2005, to assist with the preparation of 2005 U.S. tax information, Enterra’s transfer agent, Olympia Trust Company, will issue Form 1099-DIVs to all registered U.S. unitholders by the end of March 2006.  The Form 1099-DIVs will show that 100% of the distributions are taxable as qualifying dividends eligible for the 15% rate.  This reports the unitholders’ share of the qualified dividend income and related Canadian withholding tax.  This form should be used for information purposes only and should not be filed with the tax return.  Enterra may not issue such form for future years.

Enterra Energy Trust is a partnership for U.S. federal income tax purposes.  A partnership’s income is typically reported on a Form K-1.  Since the source of the distributions made by the Trust during 2005 were distributions that were received from corporations in which it is considered to own all of the stock, such distributions generally should be regarded as dividends for U.S. federal income tax purposes.  If presented on a Form K-1, the content would be similar to that in the Form 1099-DIV with the exception of certain sources of income presented on a gross basis.

Trust units held within a qualified retirement plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if Enterra trust units are held within a qualified retirement plan.

Enterra’s distributions in 2006

Enterra is required to apply the 15% withholding tax for U.S. residents under the Canada-United States Tax Convention on 100% of the distributions during 2006.

For further information please contact:

Company Contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

E. Keith Conrad, President and CEO

Linda Latman

John Kalman, CFO

(212) 836-9609

(403) 263-0262

www.theequitygroup.com

www.enterraenergy.com